Exhibit 14


                             THE VALSPAR CORPORATION

                       CODE OF ETHICS AND BUSINESS CONDUCT

STATEMENT OF SCOPE         This Code applies to all employees of Valspar, its
                           subsidiaries, and joint ventures worldwide. Contract workers, consultants, agents, and representatives are required to observe the same standards of conduct as Valspar employees when conducting business for Valspar. Any Valspar employee who retains such individuals is responsible for ensuring compliance with this Code.

                           This Code also applies to non-employee members of the Board of Directors of Valspar. Throughout this Code, the term "employee" should be read to include non-employee members of the Board of Directors.


STATEMENT OF PRINCIPLES    Valspar is committed to complying with all laws and
                           meeting or exceeding regulations wherever we conduct business. Each employee contributes to the care and maintenance of Valspar's most important asset - our reputation for integrity. Each employee must help protect and preserve that asset. This Code will assist you in guiding your conduct.

                           Your observance of this Code will help assure that Valspar and Valspar's long-standing reputation for honesty and fair dealing will continue.

                           Valspar intends to enforce the provisions of this Code vigorously. Violations could lead to sanctions, including dismissal for cause, as well as, in some cases, civil, and criminal liability.

MISSION STATEMENT          Valspar's mission is to be the best coatings company
                           in the world as judged by our customers, shareholders, employees, suppliers and the communities in which we operate. To become the best, we must:

                              o  Be in the top five in global sales,
                              o Be #1 or #2 and a technology leader in each of our target markets,
                              o Be the leader in sales growth, earnings growth and return on investment,
                              o Be the lowest-cost supplier through integrating technology and productivity improvements,
                              o  Be environmentally responsible,
                              o Establish an accident-free work environment and, above all else,
                              o Always act with integrity and comply with ethical codes of business conduct.



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                                TABLE OF CONTENTS


               1       Introduction

               1       Discipline

               1       Reporting

               2       Proper Accounting Practices

               2       Nondiscrimination

               2       Anti-Harassment

               3       Health, Safety, and Environmental Policy

               4       Foreign Corrupt Practices Act

               4       Antitrust Compliance

               4       Labor Law Compliance

               4       Insider Trading

               5       Business Courtesies and Gratuities

               6       Improper Payments

               6       Fair Dealing

               6       Political Contributions

               6       Confidential Information

               7       Information About Competitors

               7       Conflicts of Interest

               8       Use of Valspar Assets

               8       E-mail and Computer Access Policy

               8       Waiver

               9       Appendix

               10      Resources

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                  YOU SHOULD BE ABLE TO ANSWER "YES" TO THE
                  FOLLOWING QUESTIONS BEFORE TAKING ANY ACTION:

                  o   Is my action the "right" thing to do?

                  o   Can my action withstand public scrutiny?

                  o   Will my action protect Valspar's
                      reputation as an ethical company?

                  If your answers are not an unqualified "yes," you should review your proposed action with your manager or Valspar's General Counsel before proceeding.

                       Code of Ethics and Business Conduct

INTRODUCTION               NO CORPORATE CODE CAN COVER EVERY POSSIBLE QUESTION
                           OF BUSINESS CONDUCT. WHEN IN DOUBT - ASK BEFORE YOU
                           ACT.

                           Each employee is responsible to uphold this Code. The General Counsel is the corporate officer who will administer Valspar's overall compliance program.

                           Inevitably, this Code addresses questions that escape easy definition. There will be times when you may be unsure about how this Code applies. In such cases, contact the General Counsel at 612/375-7705.

1. DISCIPLINE              VIOLATIONS OF THIS CODE MAY LEAD TO SERIOUS
                           SANCTIONS, INCLUDING FINES, PRISON TERMS, AND
                           TERMINATION OF EMPLOYMENT FOR CAUSE.

                           EMPLOYEES WHO WITHHOLD INFORMATION CONCERNING ANOTHER EMPLOYEE'S VIOLATION OF LAW OR VALSPAR'S POLICIES WILL ALSO BE SUBJECT TO DISCIPLINE.

                           The conduct of each employee is a vital matter to Valspar. Employees who violate the law expose themselves and Valspar to substantial penalties. Protecting Valspar's reputation is every employee's responsibility.

2. REPORTING               REPORT ALL VIOLATIONS OF THIS CODE.

                           If you believe that a Valspar employee, contract worker, consultant, agent, representative, or a Valspar operation is violating the law or Valspar policies or is engaging in activities that could damage Valspar's reputation, you should bring your information to the attention of your manager or to one of the following:

                           o The head of your organization, department, or business unit
                           o   The Law Department
                           o   Your human resources manager
                           o The toll-free Business Conduct Information Line (1-800-241-5689)

                           The Network, an independent company retained by Valspar to provide anonymous reports, answers the toll-free Business Conduct Information Line. In bringing your concerns or questions to any of the above, you may remain anonymous if you wish. When you bring your concerns about other employees to any of the above, you will not suffer any adverse company action.

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3. PROPER ACCOUNTING       VALSPAR OPERATIONS WORLDWIDE MUST COMPLY WITH ALL
   PRACTICES               LAWS RELATING TO ACCURATE AND COMPLETE FINANCIAL
                           BOOKS AND RECORDS. EACH EMPLOYEE MUST HELP MAINTAIN
                           THE INTEGRITY OF VALSPAR'S FINANCIAL RECORDS.

                           No Code can review the extensive accounting requirements that Valspar must fulfill. All Valspar books and records must be maintained in accordance with generally accepted accounting principles, Valspar's fiscal procedures, and with all local and national laws governing such books and records. All Valspar public filings must be full, fair, accurate, timely, and understandable. Corporate assets and funds must be properly acquired, safeguarded, and disposed with financial reporting accurately reflecting the business activity of each operation. To meet these obligations, however, Valspar must rely on employee truthfulness in accounting practices. Employees may not knowingly participate in any misstatement of Valspar's accounts. At the same time, no circumstances justify the maintenance of "off-the-books" accounts to facilitate questionable or illegal payments. If you are unsure about an accounting practice, contact the Controller at 612/375-7350.

                           Complaints regarding accounting, internal accounting controls, or auditing matters or concerns regarding questionable accounting or auditing practices should be directed to the General Counsel at 612/375-7705 or to the Chairperson of the Audit Committee of Valspar's Board of Directors (listed in proxy statement on Valspar's website). If you wish to remain anonymous, you may contact the toll-free Business Conduct Information Line (1-800-241-5689).

4. NONDISCRIMINATION       DISCRIMINATION HAS NO PLACE IN WORKPLACE DECISIONS.

                           Valspar is committed to allowing employees to progress based on their talents. No hiring or employment decision may be based on, for example, an employee's or employment applicant's race, color, sex, religion, age, national origin, marital status, or disability. Each employee is subject to this standard. The Vice President of Human Resources is the officer responsible for enforcement of this policy.

5. ANTI-HARASSMENT         HARASSMENT OF EMPLOYEES WILL NOT BE TOLERATED.

                           Valspar expects all personnel to follow a simple standard: all employees must be treated with respect. "Harassment" covers a wide spectrum of conduct, e.g., unwelcome sexual advances or racial epithets. This Code sets a simple standard and everyone associated with Valspar must abide by it. See Appendix for full policy.

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6. HEALTH, SAFETY, AND     VALSPAR WILL CONDUCT BUSINESS AT ALL TIMES IN
   ENVIRONMENTAL POLICY    COMPLIANCE WITH APPROPRIATE HEALTH, SAFETY, AND
                           ENVIRONMENTAL LAWS AND REGULATIONS. IN CERTAIN AREAS
                           AFFECTING VALSPAR OPERATIONS, VALSPAR POLICIES
                           REQUIRE MORE STRINGENT ACTIONS THAN APPLICABLE LAWS
                           AND REGULATIONS MAY REQUIRE.

                           IT IS VALSPAR'S POLICY TO DEVELOP PRODUCTS THAT MINIMIZE IMPACTS TO THE ENVIRONMENT, ARE SAFE FOR EMPLOYEES TO MANUFACTURE, AND SAFE FOR CUSTOMERS TO USE.

                           IT IS VALSPAR'S POLICY TO OPERATE ITS FACILITIES IN A MANNER THAT PROTECTS ITS EMPLOYEES, THE PUBLIC, AND THE ENVIRONMENT. IN PURSUING THIS POLICY, VALSPAR WILL OPERATE ITS FACILITIES TO:

                           o   Reduce overall emissions to air, water, and land;
                           o Continue to reduce waste in manufacturing through recycling, reclamation, and pollution prevention;
                           o Recognize and respond to community concerns about Valspar's products and operations;
                           o Comply with all applicable regulations and Valspar Standards;
                           o Optimize the use of environmentally benign materials and processes;
                           o   Counsel customers on the safe use,
                               transportation, and disposal of Valspar products; and
                           o Select toll producers of Valspar products that comply with applicable laws and regulations.

                           WHENEVER VALSPAR HAS RESPONSIBILITY FOR SPILLS AND ACCIDENTAL RELEASES OF CONTAMINANTS, VALSPAR WILL ACKNOWLEDGE THAT RESPONSIBILITY. IN PURSUING THIS POLICY VALSPAR WILL:

                           o Promptly secure the safety of all employees and the community;
                           o   Promptly make all necessary reports to
                               responsible agencies;
                           o Promptly remove all contaminants to allowable levels;
                           o Determine the causes of all spills or releases and develop management procedures to prevent recurrence; and
                           o Undertake appropriate clean-up measures where there have been discharges of contaminants to the environment caused by past operations for which Valspar was responsible.

                           THE EXECUTIVE COMMITTEE UNDER THE CHAIRMANSHIP OF THE CEO ESTABLISHES ENVIRONMENTAL POLICY AND MONITORS ENVIRONMENTAL COMPLIANCE FOR VALSPAR. Each business group is responsible for complying with Valspar's environmental policies and for making health, safety, and environmental considerations a priority in planning for all existing and new products and processes.

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7. FOREIGN CORRUPT         THE U.S. FOREIGN CORRUPT PRACTICES ACT (FCPA)
   PRACTICES ACT           PROHIBITS PAYMENTS, GIFTS, OR CONTRIBUTIONS TO
                           OFFICIALS OR EMPLOYEES OF ANY FOREIGN GOVERNMENT OR
                           GOVERNMENT-OWNED BUSINESS FOR THE PURPOSE OF GETTING
                           OR RETAINING BUSINESS.

                           The law also prohibits using consultants, agents, and representatives to channel payments to foreign government officials for the same purposes. Valspar requires all foreign consultants, agents, and representatives to certify in writing compliance with the FCPA and Valspar's Improper Payments Section below.

                           In addition, the FCPA requires Valspar to maintain accurate and complete financial books and records. Thus, all business transactions must be included in and properly recorded on the financial books and records for the business unit. See Appendix for full policy.

8. ANTITRUST COMPLIANCE    STRICT COMPLIANCE WITH ANTITRUST LAWS IS REQUIRED.

                           It is Valspar's policy to make its own commercial decisions completely independent and free from any understandings or agreements with any competitor. This policy requires the absolute avoidance of any conduct which violates, or which might even appear to violate, those underlying principles of the antitrust laws which forbid any kind of understanding or agreement between competitors regarding prices, terms of sale, division of markets, allocation of customers, or any other activity that restrains competition, whether by sellers or purchasers. Strict compliance with this policy is required. See Appendix for full policy.

9. LABOR LAW COMPLIANCE    IT IS VALSPAR'S POLICY NOT TO DO BUSINESS WITH
                           SUPPLIERS OR OTHERS THAT DO NOT COMPLY WITH
                           APPLICABLE LABOR LAWS.

                           Valspar will not purchase or use goods or services that have been manufactured or provided in violation of applicable labor laws.

10. INSIDER TRADING        NEVER TRADE STOCKS, BONDS, OPTIONS, OR OTHER
                           SECURITIES OF ANY COMPANY ON THE BASIS OF
                           CONFIDENTIAL INFORMATION ACQUIRED AT THE WORKPLACE.

                           Insider trading is a serious crime. Insider trading may occur when, for example, a person trades stock while in possession of material, non-public information about the company involved. Information is "material" if it would affect the average person's decision whether to buy, sell, or hold the stock. It is "non-public" if it has not been released to and absorbed by the investing public.

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

                           Valspar and its employees share an interest in avoiding an insider trading investigation. An individual convicted of insider trading may face criminal penalties of up to ten years in prison and/or a US$1,000,000 fine. The investigation could tarnish Valspar's reputation and may subject Valspar to additional penalties.

                           Consequently, Valspar's policy forbids insider trading by all employees. Do not trade on the basis of confidential information obtained at the workplace
                           - whether the information relates to Valspar or some other entity.

                           In compliance with U.S. securities regulations, Valspar imposes additional trading limitations on its Board of Directors and certain of its officers, and the Securities Exchange Commission requires such persons to promptly disclose sales, purchases, and other changes in ownership of Valspar securities.

                           Insider trading law is not always clear. If you are unsure how the law applies in a given instance, ask before you trade. All questions should be referred to the General Counsel at 612/375-7705.

11. BUSINESS COURTESIES    GIVE OR ACCEPT GIFTS OF NOMINAL VALUE ONLY.
    AND GRATUITIES         EXCEPTIONS NEED APPROVAL.

                           Business courtesies and gratuities include but are not limited to gifts, meals, cocktails, discounts, hospitality, entertainment, recreation, promotional items, travel, and any tangible or intangible "item of value" for which the recipient does not pay fair market value.

                           Valspar employees may give or receive courtesies or gratuities in Company- related business dealings with customers or suppliers provided the following guidelines are met:

                           o They do not violate the law, regulations, reasonable customs of the market place, or the known policy of either party's employer.
                           o They are reasonable in cost, amount, quantity, and frequency.
                           o   They are appropriate as to time and place.
                           o They can stand public scrutiny without damaging Valspar's reputation.
                           o They serve an ordinary and necessary business purpose.

                           Under no circumstances should Valspar employees give or receive money as a business courtesy or gratuity. The corporate or divisional officer responsible for your area must approve individual gifts worth US$100 or more.

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12. IMPROPER PAYMENTS      BRIBERY, KICKBACKS, OR OTHER IMPROPER PAYMENTS HAVE
                           NO PLACE IN VALSPAR'S BUSINESS.

                           All employees who come into contact with government officials - domestic and foreign - must maintain the highest professional standards. Never offer anything of value to such officials to obtain a particular result for Valspar. Bribery of government officials can lead to criminal penalties. Similarly, obtaining sales by means of bribery or cash payments is strictly forbidden. The use of consultants, agents, and representatives to channel payments is also strictly forbidden.

13.  FAIR DEALING          EACH EMPLOYEE SHOULD ENDEAVOR TO DEAL FAIRLY WITH
                           VALSPAR'S CUSTOMERS, SUPPLIERS, COMPETITORS AND
                           EMPLOYEES.

                           No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

14. POLITICAL              VALSPAR'S FUNDS, PROPERTY, OR SERVICES MAY NOT BE
    CONTRIBUTIONS          CONTRIBUTED TO ANY POLITICAL PARTY, CANDIDATE, OR
                           COMMITTEE.

                           In addition, employees must not offer or promise contributions to any public official to influence the performance of the public official's duties.

15. CONFIDENTIAL           ONE OF VALSPAR'S MOST IMPORTANT ASSETS IS ITS
    INFORMATION            CONFIDENTIAL CORPORATE INFORMATION. VALSPAR'S LEGAL
                           OBLIGATIONS AND ITS COMPETITIVE POSITION OFTEN
                           MANDATE THAT THIS INFORMATION REMAIN CONFIDENTIAL.

                           Confidential corporate information generally falls into two categories. The first category encompasses information intended for internal use only. This information typically relates to Valspar's operations
                           - customer lists, customer pricing, supplier pricing, rebates, sourcing/supplier information, formulas, production techniques, or "trade secrets" (confidential information used in the course of business to give Valspar a competitive advantage). Valspar endeavors to keep this information confidential indefinitely.

                           The second category involves confidential corporate information that Valspar routinely discloses to the investing public. This information often gauges Valspar's financial performance (e.g., quarterly financial results of Valspar's operations) or identifies events that have a significant (or "material") impact on the value of Valspar's securities. Improper disclosure or use of such information for personal gain can expose the individual to significant criminal and civil penalties.

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                           Employees must not disclose confidential corporate
                           information to anyone outside Valspar, except to Valspar's auditors and professional advisors under an obligation of confidentiality. Even within Valspar, confidential corporate information should be discussed only with those who have a need to know the information. An employee's obligation to safeguard confidential corporate information continues even after the employee leaves Valspar. If you are unsure about the confidentiality of certain information, contact your supervisor prior to disclosure.

16. INFORMATION ABOUT      EMPLOYEES MUST NEVER TRY TO OBTAIN, OR BE WILLING TO
    COMPETITORS            ACCEPT, IMPROPERLY OBTAINED INFORMATION ABOUT
                           COMPETITORS.

                           Valspar will not hire employees to obtain confidential information about other companies. Nevertheless, new employees may have confidential information concerning their former employers. Valspar employees should not seek nor should new employees disclose such information or otherwise permit their Valspar colleagues to make use of it.

17. CONFLICTS OF           EACH EMPLOYEE OWES VALSPAR A DUTY OF LOYALTY.
    INTEREST

      FOR EMPLOYEES:       Avoid any situation in which your personal interests
                           conflict with Valspar's interests. The following sections review several potential problem areas. This list is not exhaustive. The general principle, however, is simple: exercise great care any time there might be even the appearance that you acted for reasons other than to benefit Valspar.

                           YOUR FIRST OBLIGATION RESTS WITH VALSPAR. Valspar requires the full attention of its employees. In general, this level of attention makes it impractical for employees to pursue extensive employment outside of Valspar. Moreover, outside employment could lead to a conflict of interest for the employee. Consequently, your supervisor must approve in advance any outside employment that is extensive or conflicts with Valspar.

                           DO NOT DIVERT FOR PERSONAL GAIN ANY BUSINESS
                           OPPORTUNITY FROM WHICH VALSPAR MAY PROFIT. The duty of loyalty is violated if the employee personally benefits from a business opportunity that rightfully belongs to Valspar. This problem arises when an employee has an interest in an entity that offers a product or a service which could be offered by Valspar, or when an employee directly offers such a product or service.




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      FOR VALSPAR'S BOARD  This conflict of interest section also applies to
      OF DIRECTORS:        non-employee directors with the exception of the
                           provisions regarding employment outside of Valspar.
                           For directors, conflicts of interest can arise when the corporation proposes to enter into a transaction or arrangement under which a director would receive a benefit other than one resulting from that director's position as a director or shareholder. Additionally, a conflict can arise when a director has interests that differ from those of Valspar. When a Valspar director becomes aware of an actual or potential conflict, the director should promptly contact the Chief Executive Officer or General Counsel and disclose the facts and circumstances giving rise to the conflict. The Valspar Board of Directors is responsible for reviewing the facts and circumstances and taking appropriate actions with respect to director conflicts of interest.

18. USE OF VALSPAR ASSETS  ALL VALSPAR ASSETS ARE TO BE USED SOLELY FOR THE
                           BUSINESS PURPOSES OF VALSPAR.

19. E-MAIL AND COMPUTER    IN ORDER FOR VALSPAR TO PURSUE ITS BUSINESS
    ACCESS POLICY          ACTIVITIES AND MAINTAIN A COMPETITIVE ADVANTAGE,
                           VALSPAR MUST PROTECT ITS INVENTIONS, DISCOVERIES,
                           PROPRIETARY TECHNICAL AND BUSINESS INFORMATION AND
                           PROPERTY INCLUDING ELECTRONIC INFORMATION.

                           Therefore, every employee having access to the Valspar network, Valspar applications and data, electronic mail and the internet through computers and software owned by Valspar is required to follow the E-mail and Computer Access Policy as a condition of such access. See Appendix for full policy.

20. WAIVER                 ANY WAIVER OF THIS CODE FOR EXECUTIVE OFFICERS OR
                           MEMBERS OF THE BOARD OF DIRECTORS MAY BE MADE ONLY BY
                           THE BOARD OF DIRECTORS OR A BOARD COMMITTEE AND MUST
                           BE PROMPTLY DISCLOSED TO SHAREHOLDERS.












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

                                    APPENDIX

                           Valspar Corporate Policies


                    i      Sexual Harassment Policy

                    iii    Offensive Behavior/Harassment Policy

                    iv     Equal Opportunity Policy

                    v      Foreign Corrupt Practices Act Policy

                    ix     U.S. Antitrust Policy

                    xii    E.U. Antitrust Policy

                    xvi    E-Mail and Computer Access Policy
























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                            SEXUAL HARASSMENT POLICY

Valspar will not tolerate any act of sexual harassment by any employee in the workplace. Sexual harassment is a violation of an employee's individual rights and Valspar will address every situation that may involve sexual harassment.

Sexual harassment is defined as unwelcome sexual advances, requests for sexual favors, or other verbal or physical conduct of a sexual nature when:

     1. Submission to such conduct is made, either explicitly or implicitly, a term or condition of an individual's continued employment
     2. Submission to or rejection of such conduct by an individual is used as a basis for future employment decisions affecting that individual
     3. Such conduct has the purpose or effect of unreasonably interfering with an individual's work performance or creating an intimidating, hostile, or offensive work environment.

Here are some examples of conduct that are likely to or do constitute sexual harassment (this list is not meant to be all inclusive):

     1.   Use of offensive or demeaning terms that have a sexual connotation
     2.   Objectionable physical closeness, behavior, actions or contact
     3. Unwelcome suggestions regarding, or invitations to, social engagements or work-related social events
     4. Any indication, expressed or implied, that an employee's job security, job assignment, conditions of employment, or opportunities for advancement may depend on the granting of sexual favors
     5. Any action relating to an employee's job status which is in fact affected by consideration of the granting or refusal of social or sexual favors
     6. Deliberate or careless creation of an atmosphere of sexual harassment or intimidation
     7. Deliberate or careless jokes or remarks of a sexual nature to or in the presence of any employee who may find such jokes or remarks offensive
     8. Showing or sending materials that have a sexual content or are of a sexual nature (such as cartoons, articles, pictures, etc.), either by e-mail, interoffice mail, Internet, or otherwise, to employees who may find such materials offensive

All employees are expected to treat their co-workers, subordinates, and supervisors with respect at all time.

If you feel that you are being subjected to sexual harassment, you have the right to immediately demand that the offender(s) stop no matter who the offender is or what position of authority they have in the Company. You also have the right to, and should immediately report such behavior to your supervisor and a member of the Human Resources Department. Employees who engage in sexual harassment will be subject to disciplinary action up to and including termination.

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

If you feel that reporting sexual harassment to your supervisor is either ineffective or impossible, or if the supervisor is the cause of the harassment, report the situation to senior management at your location and a member of the Human Resources staff, your business group vice president, the president or chairman.

YOU HAVE THE RIGHT AND THE RESPONSIBILITY TO INFORM YOUR SUPERVISOR OR ANY OF THE PREVIOUSLY MENTIONED PEOPLE ABOUT ANY PROBLEM SO VALSPAR CAN TAKE APPROPRIATE ACTION. NO ONE WILL BE PERMITTED TO RETALIATE AGAINST YOU FOR TELLING SOMEONE TO STOP OR REPORTING SUCH CONDUCT.

Alternatively, an employee who either witness sexual harassment or who believe she/he is a victim of sexual harassment and who wishes to remain anonymous, is encouraged to call Valspar's Business Conduct Information Line toll free at 1-800-241-5689 to file a complaint.

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                      OFFENSIVE BEHAVIOR/HARASSMENT POLICY

Valspar strives to maintain a working environment free from offensive or degrading remarks or conduct and therefore, any offensive behavior/ harassment of any employee will not be tolerated. Offensive behavior/ harassment can include inappropriate remarks or actions that are offensive to another, based on sex, race, age, religion, color, creed, sexual orientation, disability, marital status, national origin, or any other protected class. Offensive behavior may also involve requests to engage in illegal, immoral or unethical conduct, or it could include inappropriate physical contact.

If you feel that you are being subjected to offensive behavior, you have the right to immediately demand that the offender(s) stop no matter who the offender is or what position of authority they have in the Company. At the same time, you have the right to, and should immediately report such behavior to your supervisor and a member of the Human Resources Department. Employees who engage in offensive behavior/harassment will be subject to disciplinary action up to and including termination.

If you feel that reporting offensive behavior to your supervisor is either ineffective or impossible, or if the supervisor is the cause of the offensive behavior, report the situation to senior management at your location and a member of the Human Resources staff, your business group vice president, the president or chairman. YOU HAVE THE RIGHT AND THE RESPONSIBILITY TO INFORM ANY OF THE PREVIOUSLY MENTIONED PEOPLE ABOUT ANY PROBLEM SO VALSPAR CAN TAKE APPROPRIATE ACTION. NO ONE WILL BE PERMITTED TO RETALIATE AGAINST YOU FOR TELLING SOMEONE TO STOP OR FOR REPORTING SUCH CONDUCT.

Alternatively, an employee who either witness offensive behavior/harassment or who believes she/he is a victim of offensive behavior/harassment and who wishes to remain anonymous, is encouraged to call Valspar's Business Conduct Information Line toll-free at 1-800-241-5689 to file a complaint.

                            EQUAL OPPORTUNITY POLICY

Valspar has a policy which prohibits discrimination in any form on the basis of age, creed, race, color, religion, sex, national origin, handicap, veteran status, or other legally prohibited criteria. This policy of nondiscrimination applies to employment practices and procedures including:

     1.   Opportunities for placement, transfer and promotion

     2.   Rates of pay and other forms of compensation

     3.   Opportunities for training

     4.   Disciplining, downgrading, layoff, and termination of employment

     5.   Use of company facilities and participation in company activities

     6.   An opportunity to work in an environment free of unlawful harassment.

If you feel that you are being subjected to discrimination, you have the right to immediately report such behavior to your supervisor and a member of the Human Resources Department. Employees who engage in discrimination will be subject to disciplinary action up to and including termination.

If you feel that reporting discrimination to your supervisor is either ineffective or impossible, or if the supervisor is the cause of the discriminatory behavior, report the situation to senior management at your location and a member of the Human Resources staff, your business group vice president, the president or chairman. You have the right and the responsibility to inform your supervisor or any of the previously mentioned people about any problem so Valspar can take appropriate action. No one will be permitted to retaliate against you for telling someone to stop or reporting such conduct.

Alternatively, an employee who either witness or who believes she/he is a victim of discrimination and who wishes to remain anonymous, is encouraged to call Valspar's Business Conduct Information Line toll free at 1-800-241-5689 to file a complaint.

         GUIDELINES ON COMPLIANCE WITH THE FOREIGN CORRUPT PRACTICES ACT

INTRODUCTION

It is Valspar's policy to conduct operations and activities outside the United States in complete compliance with the letter and spirit of the Foreign Corrupt Practices Act (FCPA). No Valspar officer, employee, or agent has authority to offer payments to a foreign official to induce that official to affect any government act or decision in a manner that will assist Valspar or any of its subsidiaries or divisions to obtain or retain business.

Also, every officer, employee, and agent is obligated by Valspar's policy and federal law to keep books, records, and accounts that accurately and fairly reflect all transactions and use of Valspar's assets.

The consequences of failing to comply with these policies are potentially disastrous for Valspar and its employees. Violation of the FCPA by a Valspar employee can result in millions of dollars in fines against Valspar and can subject that employee to criminal prosecution, fines, and imprisonment. In addition, Valspar will take all necessary disciplinary action - including dismissal - against employees violating these policies.

THE STATUTORY FRAMEWORK

The FCPA generally prohibits payments that are corruptly made to induce a foreign official to use his or her influence to affect a government act or decision in a manner that will assist Valspar or any of its subsidiaries or divisions to obtain or retain business.

The FCPA also requires issuers of registered U.S. securities to "make and keep books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and uses of the assets" of the issuer. Compliance with the books and records provisions requires accurate recording of and accounting for such payments, regardless of whether they are made to governmental officials.

The FCPA prohibits payments to foreign officials that are made or offered corruptly. CORRUPT payments for purposes of the act are payments intended to induce a foreign official to misuse his or her official position or to fail to perform an official function. Payments include gifts of substantial value, lavish entertainment, and loans. The prohibited payment could be made to obtain or retain business for Valspar and/or its subsidiaries. It could also be made to obtain legislation, regulations, or rulings to benefit Valspar's business.

The corrupt payment must be made to a foreign official. A FOREIGN OFFICIAL for purposes of the FCPA is an officer or employee of a foreign government or department, agency, or instrumentality thereof, or any person acting in an official capacity for or on behalf of such government, department, agency, or instrumentality. Officers of state owned and operated enterprises generally would be regarded as within the purview of the FCPA. The term FOREIGN OFFICIAL also includes political party officials and candidates for political office.

Certain types of payments are not covered by the FCPA. This does not mean, however, that the payment will be immune from prosecution under other U.S. laws. For example, although the FCPA does not apply to payments previously described that are made to U.S. citizens or entities, or to foreign nationals who are not foreign officials, other U.S. or foreign laws may prohibit such payments. Furthermore, such payments violate Valspar's policy. Failing to properly record and account for such payments would also violate Valspar's policy. Valspar prohibits employees from using their personal funds to provide payments to foreign officials.

Payments to attorneys, consultants, advisors, suppliers, and customers of Valspar violate the FCPA if made while knowing that all or a portion of such payments will be offered, given, or promised to a foreign official for any of the prohibited purposes states above. A person's state of mind is KNOWING when that person is aware or has a firm belief that a prohibited transaction is substantially certain to occur. Thus, mere negligence or foolishness is insufficient to form a basis for liability. Liability cannot be avoided, however, by willful disregard or deliberate ignorance of the facts.

There is an exclusion from coverage under the FCPA for so called "facilitating payments", which are payments to expedite or secure the performance of routine government actions. Such actions include obtaining permits, licenses, or other official documents; processing governmental papers, such as visas and work orders; providing police protection, mail pickup and delivery; loading and unloading cargo; and actions of a similar nature. This exclusion is fairly limited and should be relied upon only after consultation with legal counsel.

PENALTIES FOR VIOLATIONS

Congress significantly increased the criminal penalties for FCPA violations in 1988. A violation of either the antibribery or accounting provisions could subject individuals to fines of the greater of $250,000 or twice the gross gain or loss from the offense and imprisonment for up to five years. Valspar may be fined up to $2 million or twice the gross gain or loss from the offense.

PROBLEM AREAS UNDER THE FCPA: EMPLOYING AGENTS

There are two basic steps Valspar will take to reduce the likelihood of a prohibited payment by an agent to an official of a foreign government with which Valspar is transacting business and to minimize the risk that such a payment will be deemed to have been knowing on the part of Valspar or its employees if it does occur.

First, Valspar will ascertain background information on the agent to assess the potential for violation.

Second, Valspar will, in a written agreement for the provision of the desired services, secure representations and warranties with respect to the agent's intended use of the fees he or she is to receive. Forms of such agreements are available from the Law Department. Fee payment will be conditioned on the receipt of certification by the consultant that those representations and warranties are true and correct as of the date of such payment. Certification forms will be provided to employees when needed and all agent agreements must be approved by the Group Vice President prior to their execution.

When employing agents, Valspar employees will be in compliance with Valspar's Code of Ethics and Business Conduct if:

     1.   the employee is not aware of any violation of the FCPA by the agent;
     2. the employee has the agent sign the approved form of agreement containing representations and warranties with respect to the agent's intended use of the agent's fees; and
     3.   the employee has the agent sign the attached certification form.

          Foreign Corrupt Practices Act Certification of Valspar Agent
          ------------------------------------------------------------

I, __________________________, attest and certify that I have no knowledge of any offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value made or offered directly or indirectly to a foreign official, foreign political party, or any candidate for foreign political office, or to any person, knowing that all or a portion of the money or thing of value will be offered, given, or promised, directly or indirectly, to obtain or retain business or payments to obtain favorable legislation, regulations, or rulings which would benefit Valspar's business.

I further attest and certify that, in accordance with Valspar's policy and to the best of my knowledge, all books, records, and accounts for which I am responsible or of which I am aware through my business activities accurately and fairly reflect all transactions and uses of Valspar's assets.
Dated: _____________________
Signature: _________________________________________

                              U.S. ANTITRUST POLICY

           CONSULT LAW DEPARTMENT WITH ANY QUESTIONS ABOUT THIS POLICY

Every manager and salesperson in the Company should understand this policy on compliance with the antitrust laws.

This subject is important for two basic reasons. First, any person who violates the antitrust laws in the course of doing his/her job can be personally, criminally liable. Second, the Company does not support anti-competitive behavior of any kind. We are tough competitors, but we obey the law. We are committed to fairness and an ethical manner in all we do.

There are some basic rules to remember on the antitrust laws generally. This is a bare bones checklist to remind you of key issues.

BEHAVIOR TOWARD COMPETITORS

The Sherman Act says that all "contracts, combinations and conspiracies" in restraint of trade are illegal. This means that cooperation among competitors can violate the law. Therefore, the Company's general rule is: "No contact with competitors." There are exceptions which are discussed below.

Typical antitrust violations are matters like price fixing, joint refusals to deal with a third party, allocations of markets, customers or territories. Circumstantial evidence which is used to prove these violations can be drawn from internal business documents as well as contacts and opportunities for contacts with competitors. Such contacts could even be indirect, through customers, suppliers or other intermediaries.

In antitrust litigation, internal business documents are examined closely. Any memo, e-mail or other writing intended for internal consumption may in fact be subject to discovery in a lawsuit. When writing memos or other communications, the following rules can help eliminate or minimize antitrust problems:

     1. AVOID SENSATIONAL, SUGGESTIVE LANGUAGE. Words like "leverage," "foreclose," "dominate," "preempt," "signal," "send a message" and the like, tell the reader almost nothing but have become the centerpieces of lawsuits. Managers should avoid using such high-impact, low-meaning words and should give this message to people reporting to them.

     2. WRITE POSITIVELY. Describe every business proposal in terms of what it will do for our business, not what it will do to a competitor's business.

     3.   FOCUS ON FACTS. The documents will then be hard to misconstrue.

     4. NEW YORK TIMES RULE. Always ask yourself this question, "If my writing appeared on the front page of the New York Times, would it be embarrassing to me or to Valspar?"

EXCEPTIONS TO THE "NO CONTACT WITH COMPETITORS" RULE

TRADE ASSOCIATIONS - Any membership organization where competitors may meet is a trade association, no matter what it may be called. Generally, the trade associations will provide legal counsel to assure the agenda and discussions comply with the law. If no counsel is present, stick to a written agenda and leave the meeting if you feel the discussion is likely to result in unlawful activity.

JOINT PETITIONS - Political activity with competitors, jointly petitioning the government and even joint court action, when appropriate, is usually lawful.

BUYING FROM AND SELLING TO COMPETITORS It is lawful to have a competitor as a supplier or customer. Obviously, all discussions must be confined to the business at hand, and caution generally should be exercised.

RESEARCH AND OTHER JOINT VENTURES - These may be lawful where harm to competition is unlikely and business justification is compelling.

PRICE DISCRIMINATION - Competitors may be damaged by price discrimination among the seller's customers. See the discussion below under the customer section.

COMPETITIVE INTELLIGENCE - Appropriate information-gathering on competitors is proper. Bribery, fraud, theft, coercion or misappropriation of trade secrets is never proper.

ACQUISITIONS - Information gathering during the due diligence of a potential acquisition is proper, provided information concerning selling prices and proprietary technology is excluded.


BEHAVIOR TOWARD SUPPLIERS

PRICE NEGOTIATIONS - The Company must compete in the purchase of raw materials and supplies just as it does in the sale of its products. However, under the Robinson-Patman Act, the Company may not knowingly receive a discriminatory price from a supplier.

JOINT DEVELOPMENT - Joint development contracts with suppliers are legitimate, even if the suppliers are precluded for a reasonable time from sales in competition with us. Specific terms of development agreements must be carefully analyzed for patent and antitrust issues.

RECIPROCAL PURCHASING - Reciprocity, under which purchases are coordinated with sales so as to reward certain customers, is generally unlawful and is against our policy.

BEHAVIOR TOWARD CUSTOMERS

CUSTOMER SELECTION - VALSPAR MAY SELECT ITS CUSTOMERS AS IT SEES FIT and is free to terminate customers because of bad credit, poor performance, coupon fraud and the like. However, it can be unlawful to terminate a customer to enforce a collusive arrangement, such as a resale price maintenance scheme.

EXCLUSIVE DEALING - Where sales are made on the condition that customers agree not to handle competing products, there can be significant legal issues, especially when the seller has a substantial market share.

TYING - It is usually unlawful to condition the sale of a desirable or essential product on the purchase of another, less desirable product. Trying to force customers to handle a full line of products often constitutes illegal "tying."

RESALE RESTRICTIONS - TERRITORIES AND PRICES - Completely restricting a customer to resales within an assigned territory raises substantial legal concerns. More flexible arrangements such as "areas of primary responsibility" may be justifiable.

RESALE PRICE AGREEMENTS - Controlling or coordinating prices at which customers resell products is illegal.

PRICE DISCRIMINATION - Under the Robinson-Patman Act, it is usually unlawful to discriminate in price or promotional allowances among competing customers. Price discrimination is merely a difference in price for the same product. Quantity discounts that reflect the lower cost of doing business are legitimate. Lowering the price to meet a competitive price is also lawful. We must, however, have a good faith belief that the customer is receiving a lower price. Never check the price with the competitor.

EXAMPLES OF CONDUCT WHICH VIOLATES THE POLICY

     1.   Meeting with a competitor to discuss upcoming price increases.
     2. Joining with a competitor and a common customer to set prices for a promotional item.
     3. Refusing to sell to a customer who sets retail sales prices below other competitors.

A FINAL CAUTION - REMEMBER

that individual employees can be held CRIMINALLY liable for violations of the antitrust laws. Companies can be subjected to very large fines, but individuals can be and HAVE BEEN SENTENCED TO PRISON.

If you have any questions about this policy or its application or interpretation, consult the Valspar Law Department at (612) 375-7705.

                               EU ANTITRUST POLICY

           CONSULT LAW DEPARTMENT WITH ANY QUESTIONS ABOUT THIS POLICY

Every manager and salesperson in Valspar should understand this policy on compliance with the antitrust laws. This policy reflects the antitrust laws in Europe. Valspar has produced another policy describing the antitrust rules in the United States.

This subject is important for two basic reasons. First, any company which violates the antitrust laws may be subject to investigation, incur significant fines and lose its good reputation. Second, Valspar does not support anti-competitive behavior of any kind. We are tough competitors, but we obey the law. We are committed to fairness and an ethical manner in all we do.

There are some basic rules to remember on the antitrust laws generally. This is a bare bones checklist to remind you of key issues.

THE SCOPE OF THE RULES


The antitrust rules in Europe may be broadly split into two categories: (1) National rules, which apply to individual countries, and (2) European Union rules. Most countries in which Valspar's products are marketed have adopted national antitrust rules, including an increasing number of countries in Eastern Europe. EU rules also apply to most of the markets in which Valspar operates. Both national rules and EU rules must be strictly observed. Since national antitrust rules are primarily based on, and are often the same as, EU's antitrust rules, we focus on EU rules in this policy.


EU competition rules apply in the entire European Union (EU) and the European Economic Area (EEA).

      EU countries                               EEA countries
      ------------                               -------------
      Austria           Italy                    Iceland
      Belgium           Luxembourg               Liechtenstein
      Denmark           The Netherlands          Norway
      Finland           Portugal
      France            Spain
      Germany           Sweden
      Greece            United Kingdom
      Ireland

EU antitrust rules contain two prohibitions, (1) a prohibition against anti-competitive agreements and (2) a prohibition against abuse of a dominant position.

First, EU law prohibits both agreements restricting competition between parties at the same level in the chain of distribution, i.e. between competitors ("horizontal agreements"), and agreements restricting competition between, say a manufacturer and a distributor ("vertical agreements"). The prohibition applies to actual agreements, written or oral, and to so-called "concerted practices", where two or more companies co-ordinate anti-competitive practices without a formal agreement.

Some special types of agreements, such as exclusive distribution, R&D and certain types of joint production agreements, may be exempt from the first prohibition if certain conditions are met. The conditions for exemption are set out in specific legislation called block exemptions. If an agreement, restricts competition, but does not satisfy the conditions for block exemptions, it must be individually notified to the competition authorities - either the relevant national authorities or the EU Commission. If the competition authorities deem that the positive effects of an agreement outweigh its negative effects, then the authorities may grant an individual exemption. On the other hand, if the authorities find no grounds for granting an exemption, the agreement is prohibited.

Second, a company in a dominant market position may not abuse its market power. To be considered dominant in a market, the company must hold such a strong position that it is able to behave independently of its competitors and customers. Valspar does not consider itself to be in a dominant position in the markets in which it operates, so the rules below only reflect the prohibition against anti-competitive agreements.

Remember that the rules described below go both ways. They also apply to Valspar's competitors and other business partners. If you believe Valspar is the object or victim of anti-competitive practices, contact your supervisor or the Law Department.

BEHAVIOR TOWARD COMPETITORS

The prohibition against anti-competitive agreements means that that cooperation among competitors can violate the law. Therefore, Valspar's general rule is: "No contact with competitors." There are exceptions which are discussed below.

Typical antitrust violations are matters like competitors fixing prices, discounts or other terms of sale, exchanging commercial information, agreeing with one or more competitors to refuse to deal with a third party, allocating markets, customers or territories and setting quotas for production/sale. Circumstantial evidence which is used to prove these violations can be drawn from internal business documents as well as contacts and opportunities for contacts with competitors. Such contacts could even be indirect, through customers, suppliers or other intermediaries.

In antitrust investigations, internal business documents are examined closely. Any memo, e-mail or other writing intended for internal consumption may in fact serve as proof of an infringement. When writing memos or other communications, the following rules can help eliminate or minimize antitrust problems:

     1. AVOID SENSATIONAL, SUGGESTIVE LANGUAGE. Words like "leverage," "foreclose," "dominate," "preempt," "signal," "send a message" and the like, tell the reader almost nothing but have become the centerpieces of investigations. Managers should avoid using such high-impact, low-meaning words and should give this message to people reporting to them.

     2. WRITE POSITIVELY. Describe every business proposal in terms of what it will do for our business, not what it will do to a competitor's business.

     3.   FOCUS ON FACTS. The documents will then be hard to misconstrue.

     4. FINANCIAL TIMES RULE. Always ask yourself this question, "If my writing appeared on the front page of the Financial Times, would it be embarrassing to me or to Valspar?"


EXCEPTIONS TO THE "NO CONTACT WITH COMPETITORS" RULE

TRADE ASSOCIATIONS - Any membership organization where competitors may meet is a trade association, no matter what it may be called. Generally, the trade associations will provide legal counsel to assure the agenda and discussions comply with the law. If no counsel is present, stick to a written agenda and leave the meeting if you feel the discussion is likely to result in unlawful activity. Have the fact that you left the meeting noted in the minutes of the meeting.

JOINT PETITIONS - Political activity with competitors, jointly petitioning the government and even joint court action, when appropriate, is usually lawful.

BUYING FROM AND SELLING TO COMPETITORS It is lawful to have a competitor as a supplier or customer. Obviously, all discussions must be confined to the business at hand, and caution generally should be exercised.

COMPETITIVE INTELLIGENCE - Appropriate information-gathering on competitors is proper. Bribery, fraud, theft, coercion or misappropriation of trade secrets is never proper.

RESEARCH AND OTHER JOINT VENTURES - These may be lawful where harm to competition is unlikely and they fulfill the criteria to obtain an exemption from the antitrust rules. There are special block exemptions for R&D agreements and certain types of joint production agreements. Such agreements must be carefully analyzed for patent and antitrust issues.

ACQUISITIONS - Antitrust and/or merger control rules may apply to acquisitions in Europe. Such issues need careful analysis before the acquisition is carried out. Furthermore, information gathering during the due diligence of a potential acquisition is proper, provided information concerning selling prices and proprietary technology is excluded.

BEHAVIOR TOWARD SUPPLIERS

PRICE NEGOTIATIONS - Valspar must compete in the purchase of raw materials and supplies just as it does in the sale of its products.

JOINT DEVELOPMENT - Joint development contracts with suppliers may be legitimate, even if the suppliers are precluded for a reasonable time from sales in competition with us. Specific terms of development agreements must be carefully analyzed for patent and antitrust issues.

BEHAVIOR TOWARD CUSTOMERS

RESALE PRICE AGREEMENTS - Controlling or coordinating prices at which customers resell products is illegal. On the other hand, recommending or setting maximum prices is lawful.

CUSTOMER SELECTION - VALSPAR MAY SELECT ITS CUSTOMERS AS IT SEES FIT and is free to terminate customers because of bad credit, poor performance, coupon fraud and the like. However, it can be unlawful to terminate or threaten to terminate a customer to enforce an illegal arrangement, such as a resale price maintenance scheme.

EXCLUSIVE DEALING - Where sales are made on the condition that customers agree not to handle competing products, there can be significant legal issues, especially where Valspar has a substantial market share (over 30%) and/or the duration of the agreement exceeds 5 years.

TYING - It is usually unlawful to condition the sale of a desirable or essential product on the purchase of another, less desirable product. Trying to force customers to handle a full line of products often constitutes illegal "tying."

RESALE RESTRICTIONS - TERRITORIES AND PRICES - Completely restricting a customer to resales within an assigned territory raises substantial legal concerns. Thus, there may be no limitation of the customer's ability to meet unsolicited requests from outside the assigned territory.

EXAMPLES OF CONDUCT WHICH VIOLATES THE POLICY

     1.   Meeting with a competitor to discuss upcoming price increases.
     2. Agreeing with a distributor to fix the maximum level of discount the distributor can grant from a recommended price level.
     3. Agreeing with a competitor that you will not sell to the competitor's customers or vice-versa.
     4. Joining with a competitor and a common customer to set prices for a promotional item.

If you have any questions about this policy or its application or interpretation, consult the Valspar Law Department at 001 612 375 7705.

                        E-MAIL AND COMPUTER ACCESS POLICY

In order for Valspar to pursue its business activities and maintain a competitive advantage, Valspar must protect its inventions, discoveries, proprietary technical and business information and property including electronic information.

Therefore, every employee (User) having access to the Valspar network, Valspar applications and data, electronic mail (E-mail) and the Internet through computers and software owned by Valspar ("Valspar's Computer System") is required to follow this policy as a condition of such access.

     1. E-mail/Internet access through Valspar's Computer System will be used primarily for purposes related to Valspar's business.

     2. Valspar's Computer System contains confidential and proprietary information. Users must treat all information on Valspar's Computer System as confidential and to take steps, as appropriate, to maintain such confidentiality.

     3. Users will be given access to certain areas and services of Valspar's Computer System and must restrict use of Valspar's Computer System to such areas. Users shall not attempt to access areas other than those specifically granted access to by Valspar.

     4. Valspar has the right to monitor activities and audit usage of Valspar's Computer System. Such monitoring by Valspar will occur without User(s) knowledge. A User on a network should not assume that messages on a network are part of a confidential system. System administrators, with their privileges, can view any data on the system.

     5. Users are responsible for usage of Valspar's Computer System and shall maintain the secrecy and security of accounts, access privileges, and password(s) and prevent others from using accounts, access privileges and password(s). These security measures are defined in the current Valspar password requirements.

     6. Viruses or other malicious software are a threat to Valspar's Computer System. Consequently, Users shall not load or run any software on Valspar's Computer System which has not been authorized by the MIS Department. All disks inserted into Valspar's Computers must be authorized by the MIS department.

     7. Do not access the accounts of others with the intent to read, browse, modify, copy or delete files and directories unless they have given you specific authorization to do so.

     8. Users are prohibited from making or using illegal copies of licensed or copyrighted software. Users do not have the right to own or use unauthorized copies of software, or make unauthorized copies of software.

     9. The E-mail/Internet systems are not to be used to create, view, transmit, or forward any offensive or disruptive documents. Among those which are considered offensive are any documents which contain sexual implications, racial slurs, gender-specific comments or any other comment that offensively addresses someone's age, sexual orientation, religious or political beliefs, national origin or disability. In addition, the E-Mail/Internet systems are not to be used for any illegal activity.

     10. All hardware, software, supplies and documentation are the sole property of Valspar. They must not be removed from Valspar without proper authorization. Old manuals should be shredded and floppy disks, CD's, or any storage media should be thoroughly erased before throwing away.

     11. Avoid any activity around your workstation that may result in damage to Valspar's Computer System. Valspar's Computer System is a valuable resource, and should not be wasted or abused.

     12. Technology and the way people use it is changing at a rapid rate. No policy can cover every possibility. Because an activity is not expressly prohibited in the policy does not make it okay for an employee to engage in such an activity. It is the intent of this policy to provide a broad outline of what behaviors involving computer resources are prohibited by Valspar.

     13. Users should immediately report violations of this policy to the Director of Technical Operations at (612) 375-7869.

     14. Violations of this policy could lead to disciplinary action up to and including termination.

OTHER RESOURCES

The following resources provide additional guidance regarding conducting business on Valspar's behalf:

RESOURCE                            CONTACT                      PHONE #
--------------------------------------------------------------------------------
Contract Authorization Policy       Law Department               612 / 375-7705
--------------------------------------------------------------------------------
Accounting Procedures               Controller                   612 / 375-7350
--------------------------------------------------------------------------------
Standard Contract for Foreign
   Representatives                  Law Department               612 / 375-7705
--------------------------------------------------------------------------------
FCPA Certification Form             Law Department               612 / 375-7705
--------------------------------------------------------------------------------
Employee Handbook                   Human Resources              612 / 375-7737
--------------------------------------------------------------------------------
Drug Testing Policy                 Human Resources              612 / 375-7737
--------------------------------------------------------------------------------
Health, Safety, Environmental
   Standards                        Regulatory Affairs           612 / 375-7850
--------------------------------------------------------------------------------
Antitrust Policy                    Law Department               612 / 375-7705
--------------------------------------------------------------------------------
Business Conduct Information Line   The Network                  1/800-241-5689
                                    For calls originating           (U.S. only)
                                    outside the U.S., see
                                    chart on inside cover
--------------------------------------------------------------------------------


THIS CODE REPLACES THE CODE PUBLISHED IN MAY 2001.




                                       10